SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ATLANTA BRAVES HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 047726104
Series B Common Stock: 047726203

(CUSIP Number)

Terence F. McGuirk

Truist Park
755 Battery Ave.
Atlanta, GA 30339

Tel: (404) 614-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Edward D. Herlihy
Jacob A. Kling
Eric M. Feinstein

Wachtell, Lipton, Rosen & Katz

51 W 52nd St, New York, NY 10019

Tel: (212) 403 1000

August 21, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

Series A Common Stock: 047726104

Series B Common Stock: 047726203

1	NAMES OF REPORTING PERSONS Terence F. McGuirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(1) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH	7	SOLE VOTING POWER Series A Common Stock: 0(2) Series B Common Stock: 887,079(3)
	8	SHARED VOTING POWER Series A Common Stock: 0 Series B Common Stock: 0
	9	SOLE DISPOSITIVE POWER Series A Common Stock: 0 Series B Common Stock: 0
	10	SHARED DISPOSITIVE POWER Series A Common Stock: 0 Series B Common Stock: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Series A Common Stock: 0(2) Series B Common Stock: 887,079(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(4)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Series A Common Stock: 0.0%(2)(5) Series B Common Stock: 90.7%(3)(5)
14	TYPE OF REPORTING PERSON IN

(1)	Terence F. McGuirk together with the Malone Group may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone LLC Operating Agreement. Terence F. McGuirk expressly disclaims membership in such a group.

(2)	Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock; however, if such shares of Series A Common Stock were included, Mr. McGuirk may be deemed to have beneficial ownership of, and sole voting power with respect to Included Matters (but not dispositive power) over, 887,079 shares of Series A Common Stock pursuant to the Malone Voting Agreement and the Malone LLC Operating Agreement.

(3)	Consists of 887,079 shares of Series B Common Stock beneficially held by John C. Malone (and directly held by the Malone LLC) of which Mr. McGuirk has the sole power to direct the voting with respect to Included Matters (but not dispositive power) pursuant to the Malone Voting Agreement.

(4)	Excludes 96,467 shares of Series A Common Stock and 58,453 shares of Series B Common Stock beneficially owned by members of the Malone Group which are subject to a right of first refusal in favor of Mr. McGuirk pursuant to the Malone Voting Agreement, but not the voting proxy set forth therein, and which shares Mr. McGuirk does not have voting or dispositive power over.

(5)	Percentages calculated on the basis of 10,318,162 shares of Series A Common Stock and 977,776 shares of Series B Common Stock, in each case, outstanding as July 31, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission on August 8, 2024, and rounded up, where applicable, in accordance with instruction 13 of the cover page for Schedule 13D.

Item 1. Security and Issuer.

Terence F. McGuirk is filing this Schedule 13D with respect to Series B common stock, par value $0.01 per share (“Series B Common Stock”), of Atlanta Braves Holdings, Inc., a Nevada corporation (the “Issuer”), which may be deemed to be beneficially owned by Mr. McGuirk. Mr. McGuirk expressly disclaims beneficial ownership over such shares.

Pursuant to Rule 13d-3 under the Act, this Schedule 13D also relates to the shares of the Issuer’s Series A common stock, par value $0.01 per share (“Series A Common Stock”), issuable upon conversion of shares of Series B Common Stock.  At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock.  The shares of Series A Common Stock are not convertible.  The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer.  The holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share.

This Schedule 13D does not include 846,000 shares of the Issuer’s Series C common stock, par value $0.01 per share (“Series C Common Stock”), held directly by Terence F. McGuirk as of the date hereof. The Series C Common Stock is generally non-voting, as provided in the Issuer’s Amended and Restated Articles of Incorporation.

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Item 2. Identity and Background.

Terence F. McGuirk’s principal business address is Truist Park, 755 Battery Ave., Atlanta, GA 30339.

Mr. McGuirk is the Chairman and Chief Executive Officer of the Atlanta Braves, the Chairman of Braves Development Company, LLC and the “control person” of the Atlanta Braves Major League Baseball Club (as such term is defined by the rules of Major League Baseball), each of which is wholly owned by the Issuer and has a principal business address of Truist Park, 755 Battery Ave., Atlanta, GA 30339. Mr. McGuirk is also a member of the Board of Directors of the Issuer; as set forth above in Item 1, the Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

During the last five years, Mr. McGuirk has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (the result of which was to cause Mr. McGuirk to be subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws).

Mr. McGuirk is a citizen of the United States of America.

Item 3. Source and Amount of Funds.

Mr. McGuirk may be deemed to have acquired beneficial ownership of the shares of Class B Common Stock reported in this Schedule 13D by virtue of the Malone Voting Agreement and the Malone LLC Operating Agreement (although Mr. McGuirk expressly disclaims such beneficial ownership). The disclosure set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

Mr. McGuirk is filing this Schedule 13D to report his acquisition of sole voting power in respect of Included Matters (which may be deemed to be beneficial ownership as a result thereof, although Mr. McGuirk expressly disclaims beneficial ownership) of shares of Series B Common Stock on August 21, 2024, pursuant to a Proxy and Voting Agreement (the “Malone Voting Agreement”) entered into with JCM AB LLC, a Colorado limited liability company (the “Malone LLC”), and, solely with respect to specified provisions therein, John C. Malone and certain of his affiliates (collectively, together with Mr. Malone and the Malone LLC, the “Malone Group”).

Pursuant to the Malone Voting Agreement, among other things, the Malone LLC has appointed Mr. McGuirk as proxy with respect to 887,079 shares of Series B Common Stock held by the Malone LLC (the “Malone Shares”) and granted Mr. McGuirk the sole and exclusive power to vote the Malone Shares (or act by written consent) with respect to the election of directors of the Issuer, the approval or authorization of executive compensation and any routine matter for which a member organization may give or authorize a proxy to vote without instructions from the beneficial owner pursuant to Rule 452.11 of the Rules of the New York Stock Exchange (collectively, “Included Matters”). The proxy expires upon the earlier of (a) the date and time specified in a written notice delivered by Mr. Malone or the Malone LLC to Mr. McGuirk stating the date and time at which the proxy is revoked, which date shall not be less than one year from the delivery of such notice, (b) any transfer or assignment or attempted transfer or assignment, by operation of law or otherwise, of the proxy by Mr. McGuirk, (c) with respect to any Malone Shares, upon the sale, transfer or disposition by the Malone LLC of any such Malone Shares to a third party unaffiliated with the Malone Group, (d) the death of Mr. Malone and (e) the death or disability (as further defined in the Malone Voting Agreement) of Mr. McGuirk. Mr. McGuirk has agreed, during the term of the proxy, not to vote any shares of common stock of the Issuer owned by him over which he has voting power on any Included Matter (other than Malone Shares) in a manner inconsistent with how he votes the Malone Shares on any Included Matter.

In addition, pursuant to the Malone Voting Agreement, the Malone Group has granted Mr. McGuirk a right of first refusal with respect to the transfer of ownership of shares of Series A Common Stock, Series B Common Stock and Series C Common Stock owned by them, which right of first refusal survives the expiration of the proxy granted to Mr. McGuirk and terminates upon Mr. McGuirk’s death or disability.

Also on August 21, 2024, Mr. McGuirk, the Malone LLC and the John C. Malone 1995 Revocable Trust entered into an operating agreement (the “Malone LLC Operating Agreement”) whereby Mr. McGuirk was granted profits interest units in the Malone LLC which, together with the other terms of the Malone LLC Operating Agreement, generally entitle Mr. McGuirk to the right to receive the portion of the proceeds of any transfer by the Malone LLC of the 887,079 shares of Series B Common Stock held by the Malone LLC that exceeds $50.00 per share.

Mr. McGuirk together with Mr. Malone and the Malone Group may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone LLC Operating Agreement. Mr. McGuirk expressly disclaims membership in such a group.

If, in the future, any member of the Malone Group determines to sell shares of Series A Common Stock, Series B Common Stock or Series C Common Stock, then Mr. McGuirk may exercise the above-mentioned right of first refusal pursuant to the Malone Voting Agreement or otherwise discuss or enter into a transaction to acquire such shares, or may acquire beneficial ownership of any additional shares of common stock of the Issuer, whether held by Mr. Malone, his affiliates or otherwise, including, in each case, in partnership with any one or more persons, and engage in discussions with potential partners, financing sources and other persons in connection therewith.

Other than as described above, Mr. McGuirk does not have any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although Mr. McGuirk reserves the right to do so.  However, as a member of the Board of Directors of the Issuer, the Chairman and Chief Executive Officer of the Atlanta Braves, the Chairman of Braves Development Company, LLC and the “control person” of the Atlanta Braves Major League Baseball Club and in any future roles he may serve with the Issuer and/or any of its subsidiaries, Mr. McGuirk regularly explores potential actions and transactions that may be advantageous to the Issuer and/or any of its subsidiaries, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing documents, contractual arrangements, capitalization or securities of the Issuer. In addition, as compensation for his service in the above-mentioned roles with the Issuer and its subsidiaries, Mr. McGuirk may be granted equity awards or other similar compensation that would result in Mr. McGuirk beneficially owning additional securities of the Issuer.

Item 5. Interest in Securities of the Issuer.

Pursuant to the Malone Voting Agreement and the Malone LLC Operating Agreement, Mr. McGuirk may be deemed to beneficially own (and, pursuant to the Malone Voting Agreement he has sole voting power with respect to Included Matters over) 887,079 shares of Series B Common Stock; however, Mr. McGuirk expressly disclaims such beneficial ownership. This represents (a) 90.7% of the issued and outstanding shares of Series B Common Stock and (b) 44.1% of the total voting power of the Series A Common Stock and Series B Common Stock, voting together, in each case, based on 10,318,162 shares of Series A Common Stock and 977,776 shares of Series B Common Stock outstanding as of July 31, 2024 (as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024 filed with the Securities and Exchange Commission on August 8, 2024). Mr. McGuirk does not have dispositive power over any such shares; Mr. Malone has dispositive power over all such shares and all of the other shares of Series A Common Stock and Series B Common Stock owned by the Malone Group, subject to the right of first refusal in favor of Mr. McGuirk set forth in the Malone Voting Agreement in respect thereof.

The total number of shares described above as being potentially deemed to be beneficially owned by Mr. McGuirk does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. If such shares were included, Mr. McGuirk would potentially be deemed to have beneficial ownership of, and sole voting power with respect to Included Matters (but not dispositive power) over, 887,079 shares of Series A Common Stock pursuant to the Malone Voting Agreement. Mr. McGuirk expressly disclaims such beneficial ownership.

The total number of shares described above as being potentially deemed to be beneficially owned by Mr. McGuirk also does not include 96,467 shares of Series A Common Stock and 58,453 shares of Series B Common Stock owned by members of the Malone Group which are subject to a right of first refusal in favor of Mr. McGuirk pursuant to the Malone Voting Agreement, but not the voting proxy set forth therein, and which shares Mr. McGuirk does not have voting or dispositive power over.

In addition, Mr. McGuirk together with Mr. Malone and the Malone Group may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of the Malone Voting Agreement and the Malone LLC Operating Agreement. Mr. McGuirk expressly disclaims membership in such a group, and beneficial ownership of shares beneficially owned by any member of the Malone Group.

Other than the entry into the Malone Voting Agreement and the Malone LLC Operating Agreement, no transactions in the Series A Common Stock or Series B Common Stock were effected by Mr. McGuirk during the 60 day period ended on the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 21, 2024, Mr. McGuirk entered into the Malone LLC Operating Agreement and the Malone Voting Agreement. The disclosure set forth in the first four paragraphs of Item 4 of this Schedule 13D is hereby incorporated herein by reference.

A copy of the Malone Voting Agreement is filed herewith as Exhibit 99.1 and is hereby incorporated herein by reference. A copy of the Malone LLC Operating Agreement is filed herewith as Exhibit 99.2 and is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
99.1	Proxy and Voting Agreement, dated as of August 21, 2024, by and between Terence F. McGuirk and JCM AB LLC and, for purposes of Sections 5-13 thereof, John C. Malone, the John C. Malone 1995 Revocable Trust, The Malone Family Land Preservation Foundation, the Leslie A. Malone 1995 Revocable Trust, the John C. Malone June 2003 Charitable Remainder Unitrust, the Tracy M. Amonette Trust A and the Evan D. Malone Trust A.

99.2	Operating Agreement of JCM AB LLC, dated as of August 21, 2024, by and among Terence F. McGuirk, JCM AB LLC and the John C. Malone 1995 Revocable Trust.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2024	TERENCE F. MCGUIRK

/s/ Terence F. McGuirk